FACEBOOK, INC.

1601 Willow Road

Menlo Park, California 94025

May 15, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Evan S. Jacobson, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc. Form S-1 Registration Statement (Registration No. 333-179287)
originally filed February 1, 2012, as amended, and corresponding Registration
Statement on Form 8-A (File No. 001-35551)

Acceleration Request

Requested Date:	May 17, 2012
Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

Facebook, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or Gordon K. Davidson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Davidson at (650) 335-7237.

Sincerely,

FACEBOOK, INC.

By:	/s/ David A. Ebersman
David A. Ebersman Chief Financial Officer

cc:

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

Jeffrey R. Vetter

James D. Evans

Fenwick & West LLP

May 15, 2012

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan S. Jacobson

Re:	Facebook, Inc.

Registration Statement on Form S-1

Registration No. 333-179287

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representative of the several underwriters, wish to advise you that between May 3, 2012 and May 14, 2012 at 5:00 p.m., New York time, 31,718 copies of the Preliminary Prospectus dated May 3, 2012 were distributed as follows:

•	30,594 to 31 prospective underwriters and dealers;
•	889 to 889 institutional investors;
•	231 to 231 individuals; and
•	4 to 4 others.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:01 p.m., Washington, D.C. time, on May 17, 2012 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC As representative of the Prospective Underwriters

By:	/S/ CYNTHIA GAYLOR
	Name:	Cynthia Gaylor
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]